245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 25, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105 Fidelity Strategic Real Return Fund (the fund(s)) Post-Effective Amendment No. 476

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 476 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The principal purpose of this filing is to register a new class for the fund: Class K6 for Fidelity Strategic Real Return Fund.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Prospectus(es) and SAI(s) contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of October 3, 2019.  We request your comments by August 25, 2019.

Please contact Dana Turner at (603) 791-1092 with any questions or comments regarding this filing.

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/s/Dana Turner
Dana Turner
Legal Product Group